                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of foreign private issuer pursuant to section 13(a) or 15(d)
                    of the Securities Exchange Act of 1934.

                  For the six-month period ended June 30, 2004

                  ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
             (Exact name of registrant as specified in its charter)

                             19 Benoi Road, Level 3A
                          Sigma Cable High Tech Complex
                                Singapore 629909
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         [X] Form 20-F    [ ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         [ ]  Yes         [X]  No

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

INDEX
-----

ITEM 1      Financial Statements
                 Consolidated Balance Sheet                                   3
                 Consolidated Income Statement                                5
                 Consolidated Cash Flow Statement                             6
                 Notes to Consolidated Financial Statements                   7

ITEM 2      Management's Discussion and Analysis of Financial
            Condition and Results of Operation
                 Consolidated Supplemental Operating Data                    10
                 Results of Operation                                        11
                 Liquidity and Capital Resources                             15
                 Recent Developments                                         16
                 Special Note Regarding Forward-looking Statements           16

SIGNATURE

PRESS RELEASE

                                      -2-

ITEM 1: FINANCIAL STATEMENTS

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(In thousands of US Dollars)

                                                     June 30,       December 31,
ASSETS                                                 2004              2003
                                                    ---------       ------------
Current assets:
     Cash and cash equivalents                      $ 17,884         $ 25,032
     Short-term bank deposits                         10,884            3,567
     Accounts receivable                              74,442           58,867
     Amounts due from related parties                  2,232            3,108
     Inventories:
         Distributed products                          3,045            5,819
         Finished products                            25,288           18,172
         Products in process                          13,993            9,703
         Raw materials and supplies                   13,056           12,002
                                                    --------         --------
                                                      55,382           45,696
     Investments                                       1,342            1,041
     Deferred tax assets                                 166              774
     Other current assets                              2,462            2,785
                                                    --------         --------
               Total current assets                  164,795          140,870

Property, plant and equipment:
     Land                                              6,412            6,447
     Buildings                                        35,376           37,282
     Machinery and equipment                          83,992           84,867
     Motor vehicles                                    2,672            2,899
     Office equipment                                  6,316            6,581
                                                    --------         --------
                                                     134,767          138,076
     Accumulated depreciation and amortization        70,708           70,115
                                                    --------         --------
                                                      64,060           67,961
Other assets:
     Long term investment                              2,643            2,441
     Investment in an equity investee                 10,875           10,249
     Goodwill                                          8,324            8,324
     Other assets                                         66              218
     Deferred tax assets                               1,779            2,113
                                                    --------         --------
                                                      23,687           23,345

                                                    --------         --------
               Total assets                         $252,541         $232,176
                                                    ========         ========

The accompanying notes are an integral part of these consolidated financial statements.

                                      -3-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(In thousands of US Dollars, except share data)

                                                               June 30,            December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY                            2004                 2003
                                                            ------------          -------------

Current Liabilities:
     Bank loans and overdrafts                              $     48,095          $     22,339
     Accounts payable and accrued expenses                        19,536                19,070
     Amounts due to related parties                                7,037                22,515
     Short-term loans from related parties                         2,061                 1,963
     Income taxes                                                  1,072                 2,148
     Current portion of long-term debt                                 0                  --
     Other current liabilities                                     4,027                 1,694
                                                            ------------          ------------
               Total current liabilities                          81,829                69,729

Long-term debt, less current portion                               1,518                 1,654
Long-term debt from a related party, less current portion         14,630                 7,824
Other liabilities                                                    897                   197
Deferred income tax                                                1,444                 1,774
Minority interests                                                41,550                43,822
                                                            ------------          ------------
                                                                 141,870               125,000

Shareholders' equity:
     Common stock, $0.01 par value:
         Authorized shares - 20,000,000 shares
         Issued and outstanding shares
         - 13,830,769 shares in 2002 and 2003                        138                   138
         Additional paid-in capital                              111,541               111,541
     Retained earnings                                            25,099                21,032
     Currency translation adjustments                            (26,004)              (25,584)
     Unrealised gain/(loss) on investments                          (103)                   49
                                                            ------------          ------------
               Total shareholders' equity                        110,670               107,176

                                                            ------------          ------------
               Total liabilities and shareholders' equity   $    252,541          $    232,176
                                                            ============          ============

Equity per share                                            $       8.00          $       7.75
Issued and outstanding shares                                 13,830,769            13,830,769

The accompanying notes are an integral part of these consolidated financial statements.

                                      -4-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
CONSOLIDATED INCOME STATEMENT (UNAUDITED)
(In thousands of US Dollars, except share data)

                                                          Six Months Ended June 30,
                                                    -----------------------------------
                                                         2004                 2003
                                                    ------------          -------------

Net sales:
     Manufactured products                          $    118,084          $     84,609
     Distributed products                                  7,765                 5,885
     Sales, delivery and installation of products          2,319                 2,596
                                                    ------------          ------------
                                                         128,169                93,090
Costs of sales                                           111,103                77,628
                                                    ------------          ------------
Gross profit                                              17,065                15,462
     Selling, general and administrative expenses         10,276                 9,020
                                                    ------------          ------------
Income from operations                                     6,789                 6,442
     Exchange gain/(loss)                                 (1,160)                1,778
     Interest income                                          42                   421
     Interest expense                                       (492)               (1,057)
     Share of net gain/(loss) of equity investee             215                    66
     Other income/(loss)                                     398                   570
                                                    ------------          ------------
Profit before tax and minority interests                   5,794                 8,220
     Income taxes                                         (1,021)               (2,037)
     Minority interest                                      (705)               (1,979)
                                                    ------------          ------------
Net profit/(loss)                                   $      4,067          $      4,204
                                                    ============          ============

Comprehensive income statement disclosure:
     Net income/(loss)                                     4,067                 4,204
     Currency translation adjustment                        (420)               (1,948)
     Unrealised gain/(loss) on investments                  (152)                   15
                                                    ------------          ------------
         Net change in total shareholders' equity   $      3,494          $      2,271
                                                    ============          ============

Net gain/(loss) per share                           $       0.29          $       0.30
Issued and outstanding shares                         13,830,769            13,830,769

Note:
The above results include exchange loss of $1,160 thousand for the six-month period ending June 30, 2004 largely due to the weakening of the Thai Baht and
Australia Dollar against the U.S. Dollar during the period. The exchange loss net of taxes and minority interests amounts to $572 thousand, compared to a net gain of $1,261 thousand for the same period in 2003. For more details, please refer to the section entitled Exchange Gain/Loss under "Management's Discussion and Analysis of Financial Condition and Results of Operation".

The accompanying notes are an integral part of these consolidated financial statements.

                                      -5-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
(In thousands of US Dollars)

                                                                   Six Months Ended June 30,
                                                                  --------------------------
                                                                    2004              2003
                                                                  --------          --------

Operating activities:
     Net income                                                   $  4,067          $  4,204
     Adjustments to reconcile net income to net cash
         Depreciation and amortization                               2,665             2,195
         Deferred income taxes                                         612              (940)
         Undistributed (gain)/loss of an equity investee              (215)              (66)
         Minority interests                                            705             1,979
         Unrealized exchange (gain)/loss                               199            (1,347)
         Changes in operating assets and liabilities:
               Accounts receivable                                 (15,575)            5,724
               Inventories                                          (9,686)           (3,327)
               Other assets                                             21            (1,092)
               Amounts due to/from related parties                  (7,697)            5,984
               Other liabilities                                     2,422            (1,871)
                                                                  --------          --------
Net cash provided/(utilized) by operating activities               (22,481)           11,443

Investing activities:
     Divestment/(investment) in long term investment                  (613)             (774)
     Decrease/(increase) in short-term bank deposits                (7,317)           (3,725)
     Disposal/(addition) of property, plant and equipment             (349)             (936)
                                                                  --------          --------
Net cash provided by/(used in) investing activities                 (8,278)           (5,436)

Financing activities:
     Increase/(decrease) in long-term debt                            (136)              109
     Increase/(decrease) in bank loans and overdrafts               25,756            (8,320)
     Minority interest                                              (2,978)            5,650
                                                                  --------          --------
Net cash provided by financing activities                           22,642            (2,560)

Effect of exchange rate changes                                        969              (601)
                                                                  --------          --------
Net decrease in cash and cash equivalents                           (7,148)            2,847
Cash and cash equivalents at beginning of period                    25,032            14,431
                                                                  --------          --------
Cash and cash equivalents at end of period                        $ 17,884          $ 17,278
                                                                  ========          ========

The accompanying notes are an integral part of these consolidated financial statements.

                                      -6-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2004

1        BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 6-K and do not include all information and footnotes necessary for a fair presentation of the financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the fiscal period ended December 31, 2003.

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

         Significant inter-company accounts and transactions have been eliminated upon consolidation. The Company's investment in Loxley
         Pacific Co., Ltd., Thai Professional Telecom Network Co., Ltd. and
         Shandong Rubber Cable Company, Ltd. ("SRC") have been accounted for using the equity method. The investments in these companies, except for
         SRC, are held under Charoong Thai Wire & Cable Co. Ltd. ("Charoong
         Thai").

         The financial statements for the interim period shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the information contained herein reflects adjustments necessary to present fairly the consolidated financial position as of June 30, 2004 and December 31, 2003, and the results of operations and cash flows for the six-month periods ended
         June 30, 2004 and June 30, 2003.

2        ORGANIZATION, PRINCIPAL ACTIVITIES AND NEW INVESTMENTS

         The Company was incorporated in Bermuda on September 19, 1996 for the purpose of acting as a holding company and is principally engaged in owning operating companies engaged in the electronic cable, power cable, telecommunication cable and enameled wire industry.

                                      -7-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONT.)
JUNE 30, 2004

2        ORGANIZATION AND PRINCIPAL ACTIVITIES - (CONT.)

         The principal operating units in the consolidated financial statements as at June 30, 2004 are as follows:

                                                     Effective
Company                             Location         % Interest        Business Description
-------                             --------         ----------        --------------------

Sigma Cable Company (Pte.)          Singapore        98.24%            Power cable, sales, delivery
Ltd.                                                                   and installation and distributed
                                                                       products

Sino-Sin Trading Pte. Ltd.          Singapore        100%              Power cable and distributed
                                                                       products

Sigma-Epan International Pte.       Singapore        100%              Electronic cable
Ltd.

Siam Pacific Electric Wire &        Thailand         54.86%            Telecommunication cable,
Cable Co. Ltd.                                                         power cable and enameled wire

Pacific Thai Electric Wire &        Thailand         54.86%            Enameled wire
Cable Co. Ltd.

Charoong Thai Wire & Cable          Thailand         54.86%            Telecommunication cable and
Co. Ltd.                                                               power cable

Loxley Pacific Co. Ltd.             Thailand         29.16%            Telecommunication service

Thai Professional Telecom           Thailand         16.61%            Telecommunication service
Network Co. Ltd.

Australia Pacific Electric          Australia        98.48%            Power cable
Cables Pty. Ltd.

Crown Century Holdings Ltd.         Hong Kong        100%              Trading

Pacific Electric Wire & Cable       Shenzhen,        100%              Enameled wire
(Shenzhen) Co., Ltd.                China

Ningbo Pacific CDC Cable            Ningbo,          94.31%            Telecom cable
Co. Ltd.                            China

                                      -8-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (CONT.)
JUNE 30, 2004

2        ORGANIZATION AND PRINCIPAL ACTIVITIES - (CONT.)

                                                     Effective
Company                             Location         % Interest        Business Description
-------                             --------         ----------        --------------------

Shanghai Yayang                     Shanghai,        63.49%            Enameled wire
Electric Co., Ltd.                  China

Shandong Pacific                    Yanggu,          51.00%            Fiber optic cable
Fiber Optic Cable Co., Ltd.         China

Shandong Pacific Rubber             Yanggu,          25.00%            Rubber Cable
Cable Co., Ltd.                     China

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu
Cable Company ("Shandong Yanggu") to establish Shandong Huayu Pacific Fiber
Optics Communication Co., Ltd. ("SHP") for the manufacture of optic fibers. The
Company invested $3.0 million for a 49% holding; the remaining 51% will be held by Shandong Yanggu. The actual operation commencement period will depend on the assessment of market conditions. The company plans to operate two optic fiber drawing towers and four production lines with initial production of 900,000km annually. Its products will be sold to Shandong Pacific Fiber Optic Cable Co.,
Ltd. and other external buyers. The Company believes that the market for optic fiber and fiber optic cable will remain promising in China in the long term.

On March 22, 2002, the Company acquired two companies, namely Crown Century
Holdings Ltd. ("CCH") and its wholly-owned subsidiary, Pacific Electric Wire &
Cable (Shenzhen) Co., Ltd. ("PEWS") from PEWC, the majority shareholder of the
Company. The acquisition was in exchange for 3,097,436 new shares of the Company issued to PEWC. PEWS manufactures enameled wire for electronic, video and audio products for the South China Market and for export. The consolidated revenues of
CCH and PEWS for the year 2003 were $38.5 million with a profit of $3.9 million.
For the year to date as at June 30, 2004, these companies contributed $27.8 million in sales and $2.9 million in net profits to the Company's results.

On July 2, 2002, the Company completed the merger of its Thai operations,
Charoong Thai Wire & Cable Co. Ltd. ("Charoong Thai") and Siam Pacific Electric
Wire & Cable Co., Ltd. ("Siam Pacific"). The merger resulted in Siam Pacific and its wholly owned subsidiary, Pacific Thai Electric Wire & Cable Co., Ltd.
("Pacific Thai"), being 100%-owned, directly and indirectly, respectively, by
Charoong Thai. The Company currently holds a 54.86% interest in the combined
Thai entities. Charoong Thai remains listed on the Stock Exchange of Thailand.
The merger is expected to enhance efficiencies, reduce overheads and maintain our leadership position in Thailand.

                                      -9-

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATION

CONSOLIDATED SUPPLEMENTAL OPERATING DATA
(In thousands of US Dollars, except percentages and tonnage)

                                                       Six Months Ended June 30,
                                                  ----------------------------------
                                                    2004                       2003
                                                  --------                  --------

Tonnage (of copper content) sold:
     Manufactured products:
         Telecommunications cable                    1,255                     1,157
         Power cable                                15,481                    15,308
         Enameled wire                              18,990                    16,443
                                                  --------                  --------
               Total tonnage                        35,726                    32,908
                                                  ========                  ========

Net sales:
     Manufactured products:
         Telecommunications cable                 $ 13,846                  $ 15,884
         Power cable                                31,776                    25,206
         Enameled wire                              69,983                    41,459
         Electronic cable                            2,480                     2,060
                                                  --------                  --------
     Total manufactured products                   118,084                    84,609
     Distributed products                            7,765                     5,885
     SDI project engineering                         2,319                     2,596
                                                  --------                  --------
               Total net sales                    $128,169                  $ 93,090
                                                  ========                  ========

Gross profit:
     Manufactured products:
         Telecommunications cable                 $  1,428                  $  4,060
         Power cable                                 6,396                     5,488
         Enameled wire                               8,149                     5,128
         Electronic cable                              396                       299
                                                  --------                  --------
     Total manufactured products                    16,368                    14,975
     Distributed products                              636                       415
     SDI project engineering                            63                        70
                                                  --------                  --------
               Total gross profit                 $ 17,065                  $ 15,460
                                                  ========                  ========

Gross profit margin:
     Manufactured products:
         Telecommunications cable                     10.3%                     25.6%
         Power cable                                  20.1                      21.8
         Enameled wire                                11.6                      12.4
         Electronic cable                             16.0                      14.5
                                                  --------                  --------
     Total manufactured products                      13.9                      17.7
     Distributed products                              8.2                       7.1
     SDI project engineering                           2.7                       2.7
                                                  --------                  --------
               Total gross profit                     13.3%                     16.6%
                                                  ========                  ========

                                      -10-

RESULTS OF OPERATION

General

Results of operations are determined primarily by the Company's ability to manufacture high quality products efficiently at competitive costs and the economic conditions of the countries and the region in which it operates. The
Company's results are also influenced by a number of factors, including currency stability of the countries in which its operations are located, competition in the industry and the cost of raw materials, especially copper, which accounted for approximately 55% of the cost of goods sold.

Revenue for the first six months of 2004 amounted to $128 million, representing an increase of $35 million or 38% against sales of $93 million during the same period in 2003. The overall increase is largely due to the increase in copper price of 67% and the increase in sales tonnage volume of 9% over the comparable periods. Sales of manufactured products during the first six months of 2004 are at $118 million, an increase of 40% compared to $85 million recorded in 2003.
Gross profit for the first six months of 2004 amounted to $17.1 million, representing an increase of $1.6 million or 10% compared to $15.5 million for the same period in 2003. Year-on-year contributions from manufactured products increased by $1.4 million or 9%; due substantially to increased contributions from enameled wire and power cable on account of higher volume and higher copper prices.

The Company's operations in Thailand and China continue to perform well, especially in the power cable and enameled wire sectors where demand remains strong. Income from operations for the first six months of 2004 amounted to $6.8 million, representing an increase of $0.4 million compared to $6.4 million for the same period in 2003. The increase is attributable to the higher gross profit and offset by higher selling, general and administrative expenses due to setting up of new regional sales office in Australia and increased operating activities in CCH and PEWS. Exchange losses in the first six months of 2004 were largely attributable to weakening of the Thai Baht and Australia Dollar against the U.S.
Dollar over the period. Net results for the six-month period ended June 30, 2004 reflected a net profit of $4.1 million ($0.29 per share), as compared to a net profit of $4.2 million ($0.30 per share) for the same period last year.

Copper Prices

Copper prices have increased by approximately 67% to an average of $2,761 per metric ton during the first six months of 2004, as compared to an average of
$1,652 per metric ton during the same period in 2003. The rise in copper prices is attributable to increased world wide demand, particularly in China. Copper prices for the months of July and August 2004 rose to an average of $2,827 per metric ton. Copper prices indicated are quoted from the London Metal Exchange
(LME) index.

                                                             2004          2003
                                                           --------     --------
         Average LME copper price ($/Ton)   1Q             $  2,731     $  1,663
                                            2Q                2,790        1,640
                                            3Q                    -        1,753
                                            4Q                    -        2,059
                                                           --------     --------
                                            Average           2,761        1,779
                                                           ========     ========

                                      -11-

Regional Economy

East Asia's growth, excluding Japan, could reach 6.8% for this year, moderately up from 6.5% in 2003, according to the Asian Development Bank. The growth is driven by China's expanding economy, rapid growth of trade within the region, expanding consumer demand within the region and the strength of the US economy.
Strong growth currently being enjoyed by most Asian economies has made the region once again the most dynamic growth area in the world, and the boom is expected to continue into 2005 when overall growth should be 6.7%

The Singapore economy is expected to expand between 8% to 9% for 2004, after only 1.1% in 2003. The economy grew 12.5% year-on-year in the second quarter of
2004, and an average of 10% over the first six months. Its growth is supported by the positive economic outlook of its major trading partners, such as US,
China and Malaysia, and the strong global demand for electronic products. Power cable sales by Sigma Cable are dependent on the construction sector in Singapore while revenue from SDI project engineering services is dependent on the power cable infrastructure projects released by the Singapore Government. Revenues from power cable distributed products and project engineering by Sigma Cable during the first six months of 2004 have registered a growth of 32% and a contraction of 11% respectively, compared to the same period in 2003.

Thailand's economic growth is projected to be around 7.2% for the current year and 6.2% in 2005, compared to 6.4% in 2003, making it the fastest growing economy in East Asia after China. The Thai economy expanded mainly on the back of strong domestic consumption and buoyant exports. The Thai government has continued with substantial national budget spending for infrastructure investment with the intention of stimulating the economy. With the expansionary policy of the Thaksin Government, new contracts for infrastructure projects in telecommunications and power have been made available, which has been benefiting the Company's operations in Thailand.

China's economy is expected to slow and grow at 8.3% this year compared with the record 9.1% in 2003, and is projected to maintain at 8.2% in 2005. China's economy remains the fastest growing in Asia. China has emerged as a major engine for intra-regional trade in East Asia, which provided a very significant boost for exports for many countries of the region. Growth is largely supported by rising exports and increasing consumer demand. However, China's growth is projected to slow marginally as a result of policy actions designated to avoid overheating. The Company's operations in China are performing to expectations, especially for the enameled wire sector where demand continues to be strong.
However, the Company faces keen competition in the telecommunication cable and fiber optic cable sectors.

The Company's performance is largely influenced by the telecommunication and power infrastructure and construction sectors in the countries in which it operates. Growth in these industrial sectors is dependent on the general economies of the respective countries, the local government fiscal expenditure policies and domestic consumption. Certain industrial sectors have shown increases in demand in specific countries the Company operates in, such as
Thailand and China.

Sales Volume

Sales volume of manufactured products, excluding electronic cables, by weight of conductor content for the first six months of 2004 increased by 9% to 35,726 tons from 32,908 tons over the same period in 2003. Sales volumes of enameled wire, telecommunication cable and power cable all increased by 15%, 8% and 1%, respectively. Sales of enameled wire were boosted by the strong demand in China for

                                      -12-

consumer products riding on continuous high GDP growth over the years. Sales of telecommunication cable and power cable were largely supported by the infrastructure projects in Thailand and the construction sector in Australia which is underpinned by the strong housing demand.

As a percentage of total copper sales tonnage of manufactured products, the shares of the operations in Thailand, China, Singapore and Australia are 60%,
27%, 6% and 7%, respectively.

Net Sales

Net sales for the first six months of 2004 amounted to $128 million, representing an increase of $35 million or 38% against sales of $93 million during the same period in 2003. The overall increase is largely due to the increase in copper price of 67% and the increase in sales tonnage volume of 9%
over the comparable periods.

Sales of manufactured products during the first six months of 2004 are at $118 million, an increase of 40% compared to $85 million recorded in 2003. This increase was largely on account of increases in sales of power cable and enameled wire of 26% and 69%, respectively. Sales from the recently acquired companies CCH and PEWS contributed $28 million in enameled wire sales, representing an increase of 79% over 2003 sales and 40% of the total enameled wire sales of the Company. Revenue from distributed products and SDI project engineering increased by 32% and decreased by 11% respectively, over the same period in 2003.

The following table shows the percentage share in sales of the respective operations by countries with respect to the total sales of the Company for the first six months of 2004:

                                       Manufactured      All products
                                      products only      and services
                                      -------------      ------------
         Thailand                             46.4%             42.8%
         Singapore                             7.7%             13.9%
         Australia                            10.6%             10.8%
         China                                35.4%             32.6%
                                             -----             -----
         Total                               100.0%            100.0%
                                             =====             =====

Since 1997, the Company has been running a project engineering division in Sigma
Cable in anticipation of more upgrading and infrastructure projects to be undertaken by the government and the private sector. The Company anticipated significant demand for medium and high voltage cables and value-added turnkey services in the power supply industry. The project engineering division offers
`Supply, Delivery and Installation' (SDI) of power cables to power transmission projects.

In September 2003, the Company's Singapore subsidiary, Sigma Cable, secured a contract from Power Asset Limited, the Singapore government-linked utility company, worth approximately $13 million. The project is to be completed by 2005 and it calls for the laying of 66kV high voltage power cables along three distinct routes. The Company will continue to tender for future projects.

                                      -13-

Gross Profit

Gross profit for the first six months of 2004 amounted to $17.1 million, representing an increase of $1.6 million or 10% compared to $15.5 million for the same period in 2003. Year-on-year contributions from manufactured products increased by $1.4 million or 9%; due substantially to increased contributions from enameled wire and power cable on account of higher volume of 15% increase and higher copper prices. Sales from CCH and PEWS contributed $5.1 million gross profit in enameled wire, representing 62% of the total gross profit in enameled wire.

Gross profit margins in absolute percentages for the first six months of 2004 decreased for all categories of manufactured products except for electronic cable. Gross profit margins for total manufactured products decreased by 3.8%
from 17.7% to 13.9% between the first six months of 2003 and 2004, due to higher cost of production on account of higher copper prices. Despite the lower gross profit margins, the Company has achieved higher absolute gross profit in dollars term on account of increased volume and higher selling prices.

Operating Income

Income from operations for the first six months of 2004 amounted to $6.8 million, representing an increase of $0.4 million compared to $6.4 million for the same period in 2003. The increase is attributable to the higher gross profit and offset by higher selling, general and administrative expenses due to setting up of new regional sales office in Australia and increased operating activities in CCH and PEWS.

Gain/Loss from Investee

The Company's investments in Loxley Pacific Co., Ltd. and Thai Professional
Telecom Network Co., Ltd. have been accounted for as equity investees. The investments in these companies are held under Charoong Thai.

Exchange Gain/Loss

The exchange rates used in the accounts were as follows:

                                           June 30,        December 31,
        Foreign currency to US$1:           2004               2003
                                           --------        ------------
              Thai Baht                     40.97              39.63
              Singapore $                    1.72               1.70
              Australian $                   1.45               1.33
              Chinese Rmb                    8.28               8.28

Exchange losses in the first six months of 2004 were largely attributable to weakening of the Thai Baht and Australia Dollar against the U.S. Dollar over the period. Based on the above rates, as at June 30, 2004, the revaluation of assets and liabilities denominated in U.S. Dollars or other foreign currencies in the companies resulted in an exchange loss of $1.2 million, compared to a gain of
$1.8 million as at June 30, 2003. The combined exchange loss net of taxes and minority interests amounted to $0.6 million for the six months ended June 30,
2004, compared to net gain of $1.2 million for the same period in 2003. The exchange gain and loss have been reflected in the consolidated income statement as follows:

                                      -14-

                                              Six Months         Six Months
        (In thousands of US Dollars)            Ended              Ended
                                            June 30, 2004      June 30, 2003
                                            -------------      -------------
        Exchange gain/(loss)                    (1,160)            1,778
        Income taxes                               285              (279)
        Minority interest                          303              (238)
                                                  ----             -----
              Net exchange gain/(loss)            (572)            1,261
                                                  ====             =====

Discounting the exchange differences recorded, net profit for the first six months of 2004 would have been $4.6 million ($0.34 per share) compared to net profit of $2.9 million ($0.21 per share) for the same period in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditure and Capital Resources

The Company has financed and undertaken several investment programs under its strategic development plan. Over the years, the strategic initiatives have included upgrading and expanding production capacity in the Singapore, Thailand and China operations, the acquisition of additional interest in Charoong Thai, and the acquisition and start-up of joint venture interests in related manufacturing facilities in Singapore, Malaysia and China.

On August 18, 2001, a joint-venture agreement was signed with Shandong Yanggu to establish Shandong Huayu Pacific Fiber Optics Communication Co., Ltd. ("SHP")
for the manufacture of optic fibers. The Company invested $2.4 million for a 49%
holding; the remaining 51% will be held by Shandong Yanggu. The actual operation commencement period will depend on the assessment of market conditions. The company will operate with an optic fiber drawing tower and two production lines with initial estimated production of 900,000km of optic fibers annually. Its products will be sold to Shandong Pacific Fiber Optic Cable Co., Ltd. ("Shandong
Pacific"), a joint-venture company with partner Shandong Yanggu established to manufacture fiber optic cable for the China market in Yanggu County, Shandong
Province, China, and other external buyers. The Company believes that the market for optic fiber and fiber optic cable will remain promising in China in view of its continued economic growth and infrastructure building.

On March 22, 2002, the Company purchased 100% of PEWC's interest in CCH and its wholly-owned subsidiary, PEWS, resulting in CCH and PEWS becoming wholly-owned subsidiaries of the Company upon completion of the transaction. The acquisition was funded by the issuance of 3,097,436 common shares. PEWS manufactures enameled wire for electronic, video and audio products for the south China market and for export.

Other investments in 2002 include: the acquisition of an additional 3.51%
interest in NPC for $5.8 million, thereby increasing the Company's interest in
Ningbo from 90.8% to 94.31%; the acquisition of additional new shares in
Shanghai Yayang for $0.3 million, thereby increasing the Company's interest in
Shanghai Yayang from 62.09% to 62.39%; the acquisition of additional new shares in Lox Pac for $1.2 million, however, the further issuance of new shares during the year by Lox Pac has caused the Company's effective interest in Lox Pac to be diluted from 30.56% to 29.16%; and, the acquisition of the remaining 33.85%
interest in Siam Pacific for $11.6 million, in the form of Charoong Thai shares issued to the minority shareholders.

                                      -15-

During the first half of 2003, the Company injected a further $1.0 million in
Shanghai Yayang Electric Co., Ltd. through its subsidiary Pacific Thai. The additional investment was in view of improved sales and operating performance and the need for expansion in capacity in the company.

During the first half of 2003, the Company injected a further $0.3 million in
Shandong Pacific. To date, the Company has invested a total of $2.8 million with a 51.0% interest in Shandong Pacific.

The Company continues to have sufficient liquidity to meet its obligations as they come due and plans to maintain its liquidity by establishing additional lines of credit when the need arises. The Company continues to explore other possibilities of acquisitions and joint venture partnerships in related businesses in China and the Asia Pacific region.

Liquidity

The Company has met its working capital requirements from cash provided by operations and borrowings. Cash provided by operating activities net of changes in operating assets and liabilities during the first six months of 2003 amounted to $11.4 million compared to $21.8 million utilized by operating activities during the same period in 2004.

The Company maintains several working capital and overdraft credit facilities with various commercial bank groups and financial institutions. Credit and trade facilities as at June 30, 2004 totaled approximately $76 million, of which approximately $21 million has not been utilized.

RECENT DEVELOPMENTS

See Exhibit 1.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The discussion above contains certain forward-looking statements based upon management's best estimates of future events. Any statements that express, or involve discussion as to, expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements.

                                      -16-

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2004

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

    /s/ Charles Han
------------------------------
By:  Mr Charles Han
Chairman